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                                                                   EXHIBIT 99.10

                SUMMARY ADVERTISEMENT IN THE WALL STREET JOURNAL

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Merrill Lynch & Co. (the "Dealer Manager") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                  Notice by
                            Troy Acquisition Corp.
                         a wholly owned subsidiary of
                            Dycom Industries, Inc.
            of its Offer to Exchange 0.3333 Shares of Common Stock
        (Including the Associated Right to Purchase Preferred Shares)
                                      of
                            Dycom Industries, Inc.
                                     for
                    Each Outstanding Share of Common Stock
         (Including the Associated Right to Purchase Preferred Stock)
                                      of
                         Arguss Communications, Inc.

Troy Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Dycom Industries, Inc., a Florida corporation ("Parent"), is offering to exchange 0.3333 shares of Parent's common stock, par value $0.33-1/3 per share, together with the associated right to purchase preferred shares ("Parent Common Stock"), for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of Arguss Communications, Inc., a Delaware corporation (the "Company"), together with the associated right to purchase preferred stock issued pursuant to the Rights Agreement, dated as of November 7, 2001, as amended, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus dated January 23, 2002 (the "Prospectus") and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Following consummation of the Offer, Parent intends to effect the Merger described below. Stockholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, First Union National Bank, which is acting as exchange agent (the "Exchange Agent"), and
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Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 20, 2002, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.



The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) at least that number of Shares that represents a majority of the Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (3) the lenders under the Company's syndicated credit agreement agreeing to extend their forbearance agreement until the effective time of the Merger (as defined below). The Offer is also subject to other conditions. See the section of the Prospectus entitled "The Offer - Conditions to the Offer".

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 7, 2002 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury or Shares owned by Parent, Purchaser or any subsidiary of Parent or Purchaser immediately before the Effective Time, all of which will be cancelled and other than Shares held by stockholders who perfect dissenters' appraisal rights, if available, under Delaware Law) shall be cancelled and converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in the section of the Prospectus entitled "The Merger Agreement".

The Board of Directors of the Company (1) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company's stockholders, (2) has approved, adopted and declared the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3)
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recommends that the Company's stockholders accept the Offer and tender their
Shares pursuant thereto.

In connection with the Merger Agreement, certain stockholders of the Company who are also directors and executive officers of the Company entered into a stockholders' agreement with Parent, Purchaser and the Company whereby such stockholders agreed to, among other things, tender their Shares into the Offer. As of the date hereof, such stockholders own approximately 6.7% of the outstanding Shares.

For purposes of the Offer, Purchaser shall be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not properly withdrawn when, as and if Purchaser gives oral or written notice to the Exchange Agent. Delivery of Parent Common Stock in exchange for Shares pursuant to the Offer and cash in lieu of fractional shares of Parent Common Stock will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for tendering stockholders for the purpose of receiving shares of Parent Common Stock and cash to be paid in lieu of fractional shares of Parent Common Stock from Purchaser and transmitting such shares of Parent Common Stock and cash to validly tendering stockholders. In all cases, exchange of Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (1) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an agent's message (as defined in the Prospectus) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, February 20, 2002, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the exchange of any Shares. Purchaser may, without the consent of the Company, extend the Offer beyond the scheduled Expiration Date if, at the scheduled or extended expiration date of the Offer, (1) any of the conditions to the Offer have not been satisfied or waived, (2) such extension is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission ("SEC") applicable to the Offer or any period required by law or (3) for an aggregate period of not more than 10 business days if all of the conditions to the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn equals more than 50%, but less than 90%, of the outstanding Shares on a fully diluted basis. In addition, Parent and Purchaser have agreed, pursuant to the Merger Agreement, to extend the Offer if the Minimum Tender Condition is not met, for up to 15 business days after the initial scheduled Expiration Date.

Purchaser shall cause any such extension to be made by giving oral or written notice of such extension to the Exchange Agent, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, to withdraw the Shares.
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Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the final Expiration Date and, unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after March 23, 2002. For a withdrawal of tendered Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution (except in the case of Shares tendered by an eligible institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

Purchaser may provide a subsequent offering period in connection with the Offer. If Purchaser does provide for a subsequent offering period, subject to the applicable rules and regulations of the SEC, Purchaser may elect to extend its offer to purchase Shares beyond the scheduled Expiration Date for a subsequent offering period of three business days to 20 business days (the "Subsequent Offering Period"), if, among other things, upon the expiration of the Offer (1) all the conditions to Purchaser's obligations to accept for exchange, and to exchange, the Shares are satisfied or waived and (2) Purchaser immediately accepts for exchange, and promptly exchanges, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. Any election by Purchaser to provide a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Exchange Agent. If Purchaser decides to provide a Subsequent Offering Period, it will make a public announcement of the results of the Offer by issuing a press release to the Dow Jones News Service or the PR Newswire Association, Inc. on the next day after the previously scheduled Expiration Date and immediately begin the Subsequent Offering Period.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Prospectus and is incorporated herein by reference.

In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.
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The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Prospectus, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:



----Georgeson Shareholder Logo Inserted here---



111 Commerce Road
Carlstadt, New Jersey  07072
Banks and Brokers, Call: 1-201-896-1900
All Others, Call Toll Free: 1-877-748-9122

The Dealer Manager for the Offer is:
Merrill Lynch & Co.

Four World Financial Center
New York, New York 10080
Call Toll Free: 1-866-276-1462

January 23, 2002